

March 31, 2011

Ms. Joy Lambert Phillips
General Counsel
Hancock Holding Company
One Hancock Plaza, 2510 14th Street
Gulfport, Mississippi 39501

Re: Hancock Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Definitive Proxy Statement on Schedule 14A
Filed February 28, 2011
File No. 000-13089
Whitney Holding Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 000-01026

Dear Ms. Phillips:

We have reviewed the above referenced filings and your response dated March 25, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Hancock Holding Company

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Loan Portfolio, page 37

1. We note your response to comments 13 and 14 from our letter dated March 18, 2011 along with your proposed tabular disclosures provided in Annex B and Annex C, respectively. While your proposed disclosure revisions are now presented in a comparable and consistent manner within your MD&A, in some instances the presented amounts do not appear to be consistent with similar tabular disclosures included in Note 4 to the financial statements beginning on page 82. For instance, proposed tables 8 and 11-13, which have similar disclosure in Note 4 do not appear to reconcile due to differences in the way you have disaggregated your loan portfolio. Please revise your future filings to provide consistent disclosures in this regard and/or provide disclosure which bridges the gap between your current disclosure in your MD&A to those provided in your financial statement footnotes. Please also provide us with your proposed disclosures as of December 31, 2010.

Whitney Holding Company

Form 10-K for Fiscal Year Ended December 31, 2010

General

2. We note that Whitney's 2010 compensation information will be included in its definitive proxy statement with respect to its Annual Meeting of Shareholders and will be incorporated by reference into its Form 10-K. Please note that we may have comments on this disclosure once it has been filed.

Note 2. Summary of Significant Accounting Policies and Recent Announcements

Loans, page 77

3. We note your response to comment 25 from our letter dated March 18, 2011. With respect to the discounts applied to appraisals based upon the passage of time, please tell us and revise your future filings to address the following:

- Further explain how you determined discounts of 10% - 30% applied to your appraisals based upon the passage of time subsequent to when the appraisal was initially received. In this regard, please explain whether these discounts are benchmarked against market information to ensure they are appropriate.
- Bridge the gap between your statement in response to bullet 1 of comment 25 that "…the value of the collateral is based on property-specific facts and circumstances…" with your use of these standard discount percentages, which as noted in your response were consistently applied to properties in Florida and Alabama markets.
- Tell us the number and amount of impaired loans as of December 31, 2010 for which an appraisal supporting the fair value of the collateral was greater than one year old and consider revising future filings to provide similar quantitative disclosures. To the extent material, please also tell us the reasons for the lack of an updated appraisal given your statement in your response that appraisals are obtained annually for problem credits.

You may contact John Spitz at (202) 551-3484 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Magnor Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc.   (facsimile only)
          Nicholas G. Demmo
          Wachtell, Lipton, Rosen & Katz
          (212) 403-2381